SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of: March 2022

Commission File Number: 001-33526

NEPTUNE WELLNESS SOLUTIONS INC.

(Translation of Registrant’s name into English)

545 Promenade du Centropolis

Suite 100

Laval, Québec

Canada H7T 0A3

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐                Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

INCORPORATION BY REFERENCE

This report on Form 6-K and exhibits 99.2 through 99.6 hereto are hereby incorporated by reference into the Registration Statements on Form F-3 (File No. 333-262411) of Neptune Wellness Solutions Inc.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NEPTUNE WELLNESS SOLUTIONS INC.

Date: March 14, 2022	By:	/s/ Randy Weaver
	Name:	Randy Weaver
	Title:	Interim Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Press Release dated March 14, 2022

99.2	Form of Securities Purchase Agreement

99.3	Placement Agency Agreement

99.4	Form of Pre-Funded Warrant

99.5	Form of Series A Warrant

99.6	Form of Series B Warrant